UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. __)*

XOMA CORPORATION
(Name of Issuer)

Cumulative Perpetual Preferred Stock
(Title of Class of Securities)

98419J404
(CUSIP Number(s))

April 9, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98419J404

1	NAME OF REPORTING PERSON Eagle Point Credit Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
149,248 shares

	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
149,248 shares

	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,248 shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
6.3%

12	TYPE OF REPORTING PERSON
IA

CUSIP No.	98419J404

Item 1(a).	Name of Issuer:

XOMA Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2200 Powell Street, Suite 310, Emeryville, California 94608

Item 2(a).	Name of Person(s) Filing:

Eagle Point Credit Management LLC (“EPCM”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

600 Steamboat Road, Suite 202

Greenwich, CT 06830

Item 2(c).	Citizenship:

Organized in the State of Delaware

Item 2(d).	Title of Class of Securities:

Cumulative Perpetual Preferred Stock (“Perpetual Preferred Stock”)

Item 2(e).	CUSIP Number(s):

98419J404

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[_] Broker or dealer registered under Section 15 of the Act;
(b)	[_] Bank as defined in Section 3(a)(6) of the Act;
(c)	[_] Insurance company as defined in Section 3(a)(19) of the Act;
(d)	[_] Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	[_] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	[_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	[_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

CUSIP No.	98419J404

Item 4.	Ownership.

(a)	Amount beneficially owned: 149,248 shares of 8.375% Series B Perpetual Preferred Stock

(b)	Percent of Class: 6.3%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 149,248 shares[1]

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 149,248 shares[1]

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2021

1 EPCM acts as investment manager to certain funds (collectively, the “Funds”) that hold the Perpetual Preferred Stock described in this report. Pursuant to an investment management agreement between EPCM and each Fund, EPCM has discretionary investment authority and voting power with respect to the Perpetual Preferred Stock. Therefore, EPCM could be deemed to have the sole power to vote and dispose or direct the disposition of such Perpetual Preferred Stock.

CUSIP No.	98419J404

EAGLE POINT CREDIT MANAGEMENT LLC

By:       /s/ Thomas P. Majewski

Name:  Thomas P. Majewski

Title:    Managing Partner